Yucheng Technologies Reports First Quarter Financial Results

BEIJING, May 19 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (Nasdaq: YTEC), a leading provider of IT Solutions to the financial services industry in China, today announced unaudited financial results for the three-month period ended March 31, 2010.

"In the first quarter, Yucheng continued its initiative to improve its internal operations and execution capability. We are starting to see the initial results of this initiative, including a decline in operating expenses and a higher winning ratio on project RFPs in the first quarter compared with the same period last year, especially for our traditionally strong products such as e-banking, loan management, business intelligence, and risk management." said Mr. Hong Weidong, CEO of Yucheng Technologies.

"Despite the improvements, we are still facing the same challenges we had experienced late last year, and we believe it will take another couple of quarters to complete our ongoing restructuring to see the full benefits of our current restructuring initiatives." Added Mr. Hong.

First Quarter 2010 Financial Highlights
-- Software & Solutions net revenue totaled USD 7.4M, an 18.5% decrease year-over-year.
-- Total net revenue declined 14.1% year-over-year to USD 9.8M.
-- SG&A expenses totaled USD 4.7M, a 6.9% decrease year-over-year
-- Fully diluted non-GAAP EPS was loss of USD 0.03, as compared to USD 0.07 in the first quarter of 2009.

Business Outlook

Yucheng has seen strong demand for its Software & Solutions business during the first quarter of 2010 across its solution lines including, Channel Solutions, Business Solutions and Management Solutions. Through the recent internal restructuring, Yucheng has demonstrated its ability to re-solidify its leading position in e-banking, call center, loan management and risk management solutions. Increasing demand from banking customers for more features for the existing software system such as e-banking and loan management solutions, coupled with more international banks are entering China or expanding their presence in China, has led more opportunities for Yucheng's e-banking and call center solutions. Increasing awareness of the risk exposure on loan origination and expanding loan product lines has generated a boom for Yucheng's leading loan management solutions. To further improve the exact risk exposure and in turn improve the capital efficiency, many banks are spending more on business intelligence and risk management solutions as a key IT investment.

As a demonstration of the progress we made in the first quarter on the business development front, the number of RFPs we participated in the first quarter of 2010 increased by 46.4% year over year while the winning RFPs increased by 53.3% indicating our winning ratio is also improving. The trend is even better for our traditionally strong solutions including e-banking, loan management, risk management, and business intelligence, where RFP participation increase was 55.6% and winning RFP increase was 150% indicating over 70% winning ratio in the first quarter of 2010.

In terms of client composition, we are continuing to develop and grow new significant clients beyond our historical major customer base. Yucheng's strategy is to expand its IT capabilities and position itself as the trusted partner for big four banks and total solutions provider to SMBs in China.

"Although our first quarter financial results fell short of management expectation, we have been seeing strong demand for our software solutions business in the first quarter.  On the other hand, we continue to do a good job on better controlling our operating expenses. As a result, we are reaffirming our financial guidance for the whole year, with revenues in the range of USD 65.0 million and USD 68.4 million and Non-GAAP EPS range of USD 0.30 and USD 0.36." said Mr. Steve Dai, CFO of Yucheng.

First Quarter Financial Results

The table below is provided to give greater insight into our POS business, beyond what is available in our consolidated financial statements. The revenue and cost of revenue numbers on the following page are provided on a net presentation basis.

Summary of Selected Unaudited Financial Results for the First Quarter of 2010
(Numbers are in USD thousands, except shares outstanding, earnings per share and percentages)

	Q1 2010
	CORE		POS
		% of		% of
	Amount	Revenues	Amount	Revenues

Revenues	9,020	100%	814	100%
Software & Solutions	7,424	82.3%	0	--%
POS	0	--%	814	100%
Platform & Maintenance Services	1,596	17.7%	0	--%
Cost of Revenues	4,617	51.2%	531	65.2%
Gross Profit	4,403	48.8%	284	34.8%
Operating Expenses	4,408	48.9%	763	93.7%
R&D	508	5.6%	0	--%
SG&A	3,900	43.2%	763	93.7%
Income from Operations	(5)	-0.1%	(480)	-58.9%
Net Income (GAAP)	(138)	-1.5%	(479)	-58.8%
Amortization of Intangible Assets	42	0.5%	0	--%
Non-GAAP Net Income	(95)	-1.1%	(479)	-58.8%
Basic GAAP EPS	(0.01)		(0.03)
Diluted GAAP EPS	(0.01)		(0.03)
Basic Non-GAAP EPS	(0.01)		(0.03)
Diluted Non-GAAP EPS	(0.01)		(0.03)
Basic Weighted Average Common Shares Outstanding	18,560,014		18,560,014
Diluted Weighted Average Common Shares Outstanding	18,560,014		18,560,014

	Q1 2009
	CORE		POS		CORE	POS
		% of		% of	Y-O-Y	Y-O-Y
	Amount	Revenues	Amount	Revenues	Change	Change

Revenues	10,587	100%	860	100%	-14.8%	-5.3%
Software & Solutions	9,114	86.1%	0	0%	-18.5%
POS	0	0%	860	100%		-5.3%
Platform & Maintenance Services	1,473	13.9%	0	0%	8.3%
Cost of Revenues	4,811	45.4%	489	56.8%	-4.0%	8.5%
Gross Profit	5,777	54.6%	371	43.2%	-23.8%	-23.6%
Operating Expenses	4,732	44.7%	795	92.3%	-6.8%	-4.0%
R&D	517	4.9%	0	0%	-1.8%
SG&A	4,214	39.8%	795	92.3%	-7.4%	-4.0%
Income from Operations	1,045	9.9%	(423)	49.2%	-100.5%	-13.4%
Net Income(GAAP)	1,161	11%	(246)	28.6%	-111.8%	-94.8%
Amortization of Intangible Assets	335	3.2%	0	0%	-87.4%
Non-GAAP Net Income	1,497	14.1%	(246)	28.6%	-106.4%	-94.8%
Basic GAAP EPS	0.07		(0.01)		-107.3%	-158.2%
Diluted GAAP EPS	0.06		(0.01)		-108.5%	-158.2%
Basic Non-GAAP EPS	0.09		(0.01)		-108.2%	-158.2%
Diluted Non-GAAP EPS	0.08		(0.01)		-109.3%	-158.2%
Basic Weighted Average Common Shares Outstanding	17,566,898		17,566,898		5.7%	5.7%
Diluted Weighted Average Common Shares Outstanding	18,691,852		18,691,852		-0.7%	-0.7%

Note:	The United States dollar amounts in the above table are calculatedbased on an exchange rate of USD 1.00 = RMB 6.8359 for March 31, 2009 and USD 1.00 = RMB 6.8263 for March 31, 2010.

Revenues: Yucheng reported consolidated non-GAAP revenues of USD 9.8M for the first quarter 2010, a decrease of 14.1% compared to the first quarter of 2009 and a 6.6% decrease from the fourth quarter of 2009.

--
Software & Solutions: In the first quarter, Software & Solutionsregistered USD 7.4M of revenues, a 18.5% decrease compared to the first quarter of 2009, and a 0.4% decrease compared to the fourth quarter of 2009. Software & Solutions accounted for 75.5% of consolidated revenue.

--
Platform & Maintenance Services: revenues totaled USD 1.6M in thefirst quarter or 16.2% of consolidated revenue. Platform & Maintenance Services revenues increased by 8.3% year over year and declined 24.5% sequentially.

--
POS: POS generated revenues of USD 0.8M in the first quarter,representing 8.3% of consolidated revenue. Our POS revenues decreased 5.3% compared with the first quarter of 2009 and 15.2% compared to the fourth quarter of 2009.

Gross Profits: In the first quarter of 2010, Yucheng registered a gross profit of USD 4.7M, a decrease of 23.8% compared to the first quarter of 2009 and an increase 98.7% compared to the fourth quarter of 2009.  During the first quarter of 2010, Software and Solutions gross margin had remained stable and contributed 80.9% to total gross profit, as compared to 79.6% in the first quarter of 2009.

Sales, General and Administrative Expenses (SG&A): Consolidated SG&A expenses decreased 6.9% from 5.0M in the first quarter of 2009 to 4.7M in the same quarter of 2010. Consolidated SG&A as a percentage of revenue was 47.4% in the first quarter, as compared to 43.8% in the first quarter 2009 and 96.4% in the fourth quarter of 2009.

--	SG&A as a percentage of revenue for the Core business was 43.2% ascompared to 39.8% in the first quarter of 2009 and 97.0% in the fourth quarter of 2009.

--	POS SG&A as a percentage of net revenues was 93.7% in the first quarterof 2010 as compared to 92.3% in the first quarter of 2009 and 90.9% in the fourth quarter of 2009.

Net Income: Yucheng recorded non-GAAP net income of USD -0.6M in the first quarter 2010, a decrease of 145.9% compared to the first quarter of 2009. GAAP net income was USD -0.6M for the quarter, a decrease of 167.4% compared to the first quarter of 2009.

Earnings per Share: In the first quarter 2010, Yucheng's EPS for fully diluted shares on a consolidated basis were USD -0.03 (non-GAAP) and USD -0.03 (GAAP) compared to USD 0.07 (non-GAAP) and USD 0.05 (GAAP) in the first quarter of 2009.

--	Core: Fully diluted EPS for the first quarter 2010 grew to USD -0.01(non-GAAP) and USD -0.01 (GAAP) compared to USD 0.08 (non-GAAP) and USD 0.06 (GAAP) in the first quarter of 2009.

--	POS: On both a GAAP and non-GAAP basis, the fully diluted 2010 EPSimpact of POS was USD -0.03 compared to USD -0.01 in the first quarter of 2009

Cash: Yucheng's cash position in the first quarter 2010 was USD 19.8M compared to USD 22.0M in the first quarter of 2009 and USD 36.1M in the fourth quarter of 2009.

Accounts Receivable: In the first quarter 2010, accounts receivable totaled USD 27.5M compared to USD 38.3M in the first quarter of 2009 and USD 21.7M in the fourth quarter of 2009. The gross basis DSOs was 225 days for the current quarter, as compared to 251 days in the first quarter 2009.  When calculated on a pro forma basis, which accounts for the complete impact of agency services contracts, DSOs totaled 171 days in the first quarter, compared to 231 days in the same period last year.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
March 31, 2010 and December 31, 2009

Assets	2010.3.31	2009.12.31
	USD	USD
Current assets:
Cash and cash equivalent	19,811,872	36,111,587
Trade accounts receivable, net	27,468,907	21,671,700
Costs and estimated earnings in excess of billings on uncompleted contracts	14,847,873	15,477,595
Amounts due from related companies	429,382	248,659
Inventories	5,144,164	496,943
Pre-contract costs	3,399,440	1,739,711
Other current assets	5,772,949	5,609,220

Total current assets	76,874,587	81,355,415

Investments in and advances to affiliates	1,108,967	1,108,659
Fixed assets	14,388,062	14,333,310
Less: Accumulated depreciation	(5,564,190)	(4,938,874)
Fixed assets, net	8,823,872	9,394,435
Intangible assets, net	4,601,650	4,429,924
Goodwill	27,688,440	27,680,735
Deferred income taxes - Non-current	3,176,990	3,212,122

Total assets	122,274,507	127,181,291

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (Continued)
March 31, 2010 and December 31, 2009

	2010.3.31	2009.12.31
	USD	USD
Liabilities and stockholders' equity
Current liabilities:
Short term loan	11,719,379	11,716,118
Obligations under capital leases	264,556	334,275
Trade accounts payables	8,950,666	13,767,228
Billings in excess of costs and estimated earnings on uncompleted contracts	3,738,683	2,059,891
Employee and payroll accruals	1,881,760	523,288
Dividends payable to ex-owners	580,167	580,005
Deemed distribution to ex-owners	0	0
Outstanding payment in relation to business acquisitions	17,633	253,004
Income taxes payable	1,715,435	1,703,762
Other current liabilities	5,535,245	7,734,131
Deferred income taxes - Current	325,601	203,352

Total current liabilities	34,729,125	38,875,056

Obligations under capital leases	18,984	46,064
Deferred income taxes	195,446	215,392

Total liabilities	34,943,555	39,136,512

Stockholders' equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued; Common stock, $0.0001 par value, authorized 60,000,000 shares; 17,575,685 and 18,560,014 shares issued and outstanding as of December 31, 2009 and March 31, 2010	2,931,017	2,930,201
Additional paid-in capital	56,504,062	56,488,339
Reserves	6,318,996	6,317,238
Retained earnings	20,872,390	21,483,132
Accumulated other comprehensive loss	(327,508)	(326,639)
Minority interests	1,031,996	1,152,509

Total Stockholders' equity	87,330,953	88,044,779

Liabilities and Stockholders' equity	122,274,507	127,181,291

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Three months ended March 31, 2010 and March 31, 2009

	2010 Q1	2009 Q1
	USD	USD
Revenues:
Software & Solutions	7,423,677	9,114,122
Platform & Maintenance Services (net)	1,595,918	1,473,367
POS	814,361	860,375
Total revenues (non-GAAP)	9,833,957	11,447,864
Platform pass-through costs	0	2,779,078

Total revenues	9,833,957	14,226,942

Cost of revenues:
Cost of revenues (net)	(5,147,893)	(5,299,852)
Platform pass-through costs	0	(2,779,078)

Total cost of revenues	(5,147,893)	(8,078,930)

Gross profit	4,686,064	6,148,012

Operating expenses:
Research and Development	(507,825)	(517,468)
Selling and marketing	(1,487,368)	(1,706,816)
General and administrative	(3,175,975)	(3,302,150)

Total operating expenses	(5,171,169)	(5,526,434)

Income from Operating	(485,105)	621,578

Other income (expenses):
Interest income	13,204	19,315
Interest expense	(62,030)	(22,786)
Investment gain (loss)	0	(135,274)
Other income (expense), net	(102)	(9,527)

Income before income tax and minority interests	(534,033)	473,306

Income tax benefit (expense)	(203,521)	295,665
Minority interests	120,833	146,271

Net income (GAAP)	(616,721)	915,242

Amortization for intangible assets	42,325	335,457

Net income (non-GAAP)	(574,396)	1,250,699

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Three months ended March 31, 2009 and 2010

	2010 Q1	2009 Q1
	USD	USD
Cash flows from operating activities:
Net income adjustments to reconcile net income to net cash provided by (used in) operating activities:	(616,721)	915,242

Depreciation	553,119	533,372
Amortization	282,415	533,635
Loss on disposal fixed assets	956	94
Loss (gain) on disposal of affiliates	0	1,921
Minority interests	(120,833)	(146,270)
Share of equity in affiliate company	0	146,719
Decrease (increase) in trade accounts receivable, net	(5,791,174)	2,749,383
Decrease (increase) in costs and estimated earnings in excess of billing on uncompleted contracts	634,030	(1,984,370)
Decrease (increase) in due from related parties	(180,654)	141,795
Decrease (increase) in inventories	(4,647,082)	327,988
Decrease (increase) in precontract costs	(1,659,244)	(278,645)
Decrease (increase) in other current assets	(153,224)	435,781
Decrease (increase) in deferred income taxes assets - Current	1,106	0
Decrease (increase) in deferred income taxes assets - Non-current	36,026	(410,025)
Increase (decrease) in trade accounts payable	(4,820,394)	(12,350,704)
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	1,678,219	(466,156)
Increase (decrease) in employee and payroll accruals	1,358,326	(1,813)
Increase (decrease) in income taxes payable	11,199	184,740
Increase (decrease) in other current liabilities	(1,956,286)	(1,948,612)
Increase (decrease) in deferred income taxes liabilities	102,187	(77,364)

Net cash provided by (used in) activities	(15,288,032)	(11,693,289)

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
Three months ended March 31, 2009 and 2010

	2010 Q1	2009 Q1
	USD	USD
Cash flows from investing activities:
Capital expenditures	(660,429)	(1,021,535)
Payment of purchase of subsidiaries	(235,442)	(219,430)
Long-term investments	0	(245,004)
Proceeds from disposal of fixed assets	53	0
Proceeds from disposal of sharehold of affiliates	0	27,336
Proceeds from disposal of subsidiary, net of cash disposed	0	210,653
Net cash provided by (used in) investing activities	(895,818)	(1,247,980)

Cash flows from financing activities:
Payment of capital leases	(115,865)	(116,914)
Proceeds from bank borrowings	8,789,535	8,777,191
Repayments of bank borrowings	(8,789,535)	(8,777,191)
Dividends paid to ex-owners		0

Net cash provided by financing activities	(115,865)	(116,914)

Net increase in cash and cash equivalents	(16,299,715)	(13,058,183)

Cash at beginning of period	36,111,587	35,079,018
Cash at end of period	19,811,872	22,020,835

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Yucheng's management has reported revenues, net income and earning per share on a non-GAAP basis. Each of the terms as used by Yucheng is defined as follows:

Non-GAAP revenue, or revenues recognized on a net basis, is revenue from the resale of third-party hardware and software recognized net of the associated cost of revenue.

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for amortization of intangible assets resulting from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd.

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP.

Management of Yucheng believes that these non-GAAP revenue, net income and earnings per share measures are useful for understanding and assessing Yucheng's underlying business performance and operating trends, and expects to report net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. These non-GAAP financial measures also facilitate management's internal comparisons to Yucheng's historical performance and liquidity. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Management of Yucheng notes that these measures may not be calculated on the same basis as similar measures used by other companies. Please find a reconciliation of non-GAAP figures to GAAP figures in the summary of financial information presented above.

Conference Call and Replay Information

Management will conduct a conference call to discuss the financial results for the three-month period ended March 31, 2010 on Wednesday, May 19, 2010 at 8:00AM EDT/ 8:00PM BJT.

To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 437257.

US                                         +1 866 652 5200
China Toll Free Number:     800 888 0221
China Toll Number:             400 810 0025
Hong Kong Toll Number:   +852 8306 5051
All Other Participants:         +86 10 5851 1520

A recording of the call will be accessible within 48 hours via Yucheng's website at http://www.yuchengtech.com/english/success.php?classid=41 .

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and approximately 2,200 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS Merchant Acquiring Services in partnership with banks in China.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For Further Information
Steve Dai
Tel:   +86-10-5913-7889
Email: sdai@yuchengtech.com

SOURCE  Yucheng Technologies Limited